Western Acquisition Ventures Corp.

42 Broadway, 12th Floor
New York, NY 10004

May 13, 2024

VIA: EDGAR

Morgan Youngwood, Senior Staff Accountant
Stephen Krikorian, Accounting Branch Chief
Charli Gibbs-Tabler, Staff Attorney

Jeff Kauten, Staff Attorney
Division of Corporation Finance
Office of Technology

U.S. Securities and Exchange Commission
100 F Street, NE

Washington, DC 20549

Re: Western Acquisition Ventures Corp.

Amendment No. 2 to Registration Statement on Form S-4
Filed January 30, 2024

File No. 333-269724

Ladies and Gentlemen:

On behalf of Western Acquisition Ventures Corp. (the “Company”), we are writing to respond to the comments set forth in the letter of the staff of the U.S. Securities and Exchange Commission (the “Staff”) dated February 15, 2024 (the “Staff Letter”), related to the above-referenced Amendment No. 2 (“Amendment No. 2”), which was filed on January 30, 2024, to the Company’s Registration Statement on Form S-4 (the “Form S-4”), which was filed on February 13, 2023. In response to the comments in the Staff Letter, the Company has further revised the Form S-4, and the Company is filing via EDGAR a third amendment to the Form S-4 (“Amendment No. 3”) together with this response letter.

The Company has reproduced below in bold italics the Staff’s comments in the order in which they were set out in the Staff Letter, numbered correspondingly, and has provided the Company’s response immediately below each comment.

Amendment No. 2 to Registration Statement on Form S-4

Unaudited Pro Forma Condensed Combined Financial Information

Basis of Pro Forma Presentation, page 44

1.	We note your response to prior comment 1. Please provide us with reconciliations of the Cycurion [Pre-Merger] amounts in your table on the cover page to your consolidated financial statements and the Cycurion [Post-Merger] amounts in your table to your pro forma financial information.

Response:

In connection with the Staff’s comment, the Company has revised certain of the Cycurion [Pre-Merger] and Cycurion [post-Merger] items on the table that is found on the cover page of Amendment No. 3 (which table is also found on pages 17 and 84, and an expanded table is found on page157), along with the related items in Cycurion’s consolidated financial statements and the Cycurion [Post-Merger] the pro-forma financial information. We would also like to note that the expanded table is a comprehensive “before and after” table that includes all of the Pre-Merger and Post-Merger equity and derivatives for both the Company and Cycurion, Inc. (“Cycurion”), whereas the other table is a subset, which only includes Pre-Merger and Post-Merger equity and derivatives for Cycurion. The revised items supersede the earlier differences.

Abstentions and Broker-Non Votes, page 73

2.	We note that you updated the voting standard for “Proposal 5 —The Directors Proposal” on page 97, but did not update the disclosures in this section to reflect the appropriate voting standard for each Proposal. Please revise.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on page 103 of Amendment No. 3 to reflect the appropriate voting standard for each Proposal.

U.S. Securities and Exchange Commission
Division of Corporation Finance
May 13, 2024

Legal Proceedings, page 123

3.	We note your response to prior comment 15 of our letter dated March 14, 2023. Please revise your disclosures accordingly

Response:

In response to the Staff’s comment, the Company has revised its disclosure on page 132 of Amendment No. 3.

Management's Discussion and Analysis of Financial Condition and Results of Operations of Cycurion

Our Business, page 134

4.	We note your response to prior comment 16. Please tell us your consideration of disclosing the Average Number of Customers and Gross Labor Hours for each period presented and include a quantified discussion of such measures and discuss any significant fluctuations. We refer you to Item 303(a) of Regulation S-K and Section III.B.1 of SEC Release No. 33-8350.

Response:

In response to the Staff’s comment, the Company respectfully advises Staff that it has revised Cycurion’s disclosure on page 129 of Amendment No. 3 and added the following table for its key performance indicators and has removed the following indicator: Gross Labor Hours. The ability to grow Cycurion’s customer base and improve these metrics are drivers to Cycurion’s business strategy.

Key Performance Indicators

	2023	Margin	2022	Margin
Gross Profit ($)	2,643,060	13.7%	2,390,832	14.4%
Operating Income ($)	326,411	1.7%	(166,572)	-1.0%
Net Income ($)	(2,097,013)	-10.8%	(1,537,808)	-9.3%

	Total		Total
Number of Customers	38		33

Liquidity and Capital Resources, page 139

5.	We note your response to prior comment 17. Please provide us with and tell us how you considered disclosure of an aging analysis of accounts receivable as of each balance sheet date to highlight any trends and uncertainties with respect to liquidity and cash flows. We refer you to Item 303(b)(1) of Regulation S-K.

Response:

In response to the Staff’s comment, the Company respectfully advises Staff that it has revised its disclosure on page 145 of Amendment No. 3 and added the following table that provides aging analysis of Cycurion’s accounts receivable. We provided an analysis of the accounts receivable for the years ending 2022 and 2023. As Cycurion has broadened its business customer base, the nature of the payment and cash receipt cycle has changed. Many of the corporate customers have longer payment terms. We expect that this trend to continue as Cycurion acquires additional commercial customers.

Accounts Receivable Aging Analysis without SLG ($)

	Current	30 days	60 days	90 days	90+ days
2023	487,279	219,021	148,974	-	215,590
2022	923,983	3,800	340	4,950	22,489

Critical accounting policies and significant judgments and estimates, page 141

6.	We note your response to prior comment 18. Please revise your disclosures to include a critical accounting policy to discuss the estimates and assumptions associated with goodwill. Tell us whether any of your reporting units are at risk of failing a quantitative analysis and if so, revise your critical accounting policies to disclose:
a.	The percentage by which fair value exceeded carrying value as of the date of the most recent test;
b.	The amount of goodwill allocated to the reporting unit:
c.	A discussion of the degree of uncertainty, which includes specifics to the extent possible, associated with key assumptions used your analysis; and
d.	A description of potential events and/or changes in circumstance that could reasonably be expected to negatively affect the key assumptions.

U.S. Securities and Exchange Commission
Division of Corporation Finance
May 13, 2024

If you have determined that estimated fair values substantially exceed the carrying values of your reporting units, please disclose such determination. We refer to Item 303(b)(3) of Regulation S-K.

Response:

In response to the Staff’s comment, the Company respectfully advises Staff we revised our disclosure on pages 148 and F-41 of the document.

Cycurion reviews goodwill and indefinite-lived intangible assets for impairment annually during the fourth quarter of each fiscal year or more frequently if impairment indicators arise. The review of impairment consists of either using a qualitative approach to determine whether it is more likely than not that the fair value of the assets is less than their respective carrying values or a one-step qualitative impairment test.

In performing the qualitative assessment, Cycurion considers many factors in evaluating whether the carrying value of goodwill may not be recoverable, including an analysis of its contract backlog and sales pipeline. While the contract backlog is confirmed as contractual wins, the sales pipeline is evaluated by management to determine the uncertainty of the pipeline. Each potential contractual win is assigned a probability of a “win score” to address the potential uncertainty. Thus, providing a conservative estimate on any future new contractual wins. If, based on the results of the qualitative assessment, Cycurion concludes that it is not more likely than not that the fair value of a reporting unit exceeds its carrying value, additional quantitative impairment testing is performed. The quantitative test requires that the carrying value of each reporting unit be compared with its estimated fair value. If the carrying value of a reporting unit is greater than its fair value, a goodwill impairment charge will be recorded for the difference (up to the carrying value of goodwill).

Cycurion uses a discounted cash flow approach to determine the fair value of a reporting unit. The determination of discounted cash flows of the reporting units and assets and liabilities within the reporting units requires significant estimates and assumptions. These estimates and assumptions primarily include, but are not limited to, the discount rate being the weighted average cost of capital (WACC) for the firm, terminal growth rates, earnings before depreciation and amortization, and capital expenditures forecasts. Due to the inherent uncertainty involved in making these estimates, actual results could differ from those estimates. Cycurion evaluates the merits of each significant assumption, both individually and in the aggregate, used to determine the fair value of the reporting units, as well as the fair values of the corresponding assets and liabilities within the reporting units.

Cycurion has provided the following table that details the goodwill. The Company has also added this table to Note 6 – Goodwill, in the notes to the financial statements.

Goodwill

	2023	2022
Axxum Technologies	5,153,266	5,153,266
Cloudburst Security	1,439,038	1,439,038

Cycurion Goodwill	6,592,304	6,592,304

Cycurion’s quantitative assessment has the fair value of the goodwill exceeding the carrying value by 10x. Cycurion’s qualitative analysis consists of an analysis of the firm’s contract backlog and sales pipeline. While the contract backlog is confirmed as contractual wins, the sales pipeline is evaluated by management to determine the uncertainty of the pipeline. Each potential contractual win is assigned a probability of a “win score” to address the potential uncertainty, thus, providing a conservative estimate on any future new contractual wins.

Cycurion, Inc.

Consolidated Financial Statements

Note 2 - Summary of Significant Accounting Policies

Revenue Recognition, page F-49

7.	We note your response to prior comment 19. Please revise your disclosures to explain how you establish the transaction price and describe the method used to measure revenue to be recognized. Refer to ASC 606-10-25-31 to 25-37 and 32-2.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on page F-59 of Amendment No. 3. Cycurion enters into service agreements with customers that set forth the responsibilities of Cycurion and its customers, including the type of service to de delivered, the timing of the delivery of those services, and the associated price per unit for such services. The unit of measure in the agreement is typically hours. The service agreements also set forth the timing of payments by the customers, which is typically between 60 and 90 days from the date that an invoice is issued to the customer. Cycurion issues invoices when management has received an acknowledgement from the customer that Cycurion has rendered the services as measured in hours to the customer. As a practical matter, Cycurion continuously delivers services to customers, and the customers receive benefits from those services over time; however, Cycurion recognizes revenue on its own books only when it has received the aforementioned acknowledgement from its customers that services has been rendered related to the hours accumulated over a definable period of time, such as a week, or two weeks, or a month. That definable period of time is determined on a customer-by-customer basis. Cycurion’s contracts do not include terms for returns, or warranties, or guarantees, or rebates, or discounts on the services rendered.

U.S. Securities and Exchange Commission
Division of Corporation Finance
May 13, 2024

8.	We note your response to prior comment 23. Please clarify your disclosures on page 140 that indicate your performance obligation is to provide a development service that enhances an asset that the customer controls and you receive payment upon reaching milestones. Tell us how this disclosure is consistent with your revenue recognition policy disclosure that does not reference this accounting.

Response:

In response to the Staff’s comment, Cycurion has revised its disclosure on page 146 of Amendment No. 3 and has removed that language in Amendment No. 3.

9.	We note your response to prior comment 24. Please clarify your disclosures on page 140 that state “We are not able to reasonably measure the outcome of our performance obligations that are satisfied over time because we are in the early stages of the contracts. Therefore, the amount of performance that will be required in our contracts cannot be reliably estimated and we recognize revenue up to the amount of costs incurred.” Tell us how this disclosure is consistent with your revenue recognition policy disclosure that does not reference this accounting.

Response:

In response to the Staff’s comment, Cycurion has revised its disclosure on page 146 of Amendment No. 3 and has removed that language in Amendment No. 3.

Note 4 - Refundable Deposit for Acquisition, page F-54

10.	Your revised disclosures in response to prior comment 26 indicate that in the event that the Company is unable to complete this transaction, the Company’s management believes it would not be able to recover the deposit from SLG as it is nonrefundable; however, management believes failure to complete the transaction is remote. You also state in your response that “With respect to lack of inclusion of financial statements for SLG, related proforma financial information, and significance test calculations, the Company does believe that any such financial disclosure is required.” Clarify this statement. If such financial information is required, it must be provided in your next amendment. In addition, provide us with your analysis that addresses whether the acquisition is deemed probable. Refer to Rule 8-04 of Regulation S-X. Provide us with your significance test calculations in accordance with Rule 1-02(w) of Regulation S-X. In general, S-X 3-05 and S-X 8-04 require the filing of separate pre-acquisition historical financial statements when the acquisition of a significant business has occurred or is probable. Lastly, ensure that the disclosures throughout the filing clearly describe the status of this transaction.

Response:

In response to the Staff’s comment, the Company respectfully advises Staff, as of the date of filing Amendment No. 3, Cycurion maintains the unfettered right not to close its potential transaction with SLG Innovation, Inc. (“SLG”); however, Cycurion expects that the failure to complete that transaction is remote and that it will close shortly after the closing of the pending business combination with the Company. Accordingly, Amendment No. 3 includes audited financial statements for SLG for its fiscal years ended December 31, 2023 and 2022 on pages F-51 to F-63. Amendment No. 3 also includes pro forma financial statements on an “as-if” basis, assuming that the business combinations among the Company, Cycurion, and SLG are one consolidated entity, on pages 43 to 55.

Note 5. Fixed Assets, page F-55

11.	We note your response to prior comment 27. Please reconcile your disclosures on page F- 55 that indicate you paid $2,400,000 with your disclosures on page 136 that indicate the consideration for the acquired technology assets was 1,802,444 restricted shares of your Common Stock to Sabres that you valued at approximately $1,824,000.

Response:

In response to the Staff’s comment, Cycurion has revised its disclosure on page 143 of Amendment No. 3 only to include assets purchased in 2023 and 2022. As the purchase of Sabres’ fixed assets occurred in 2021, there is no such disclosure included in the financial statements of Cycurion.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact the undersigned at 310-740-0710 or counsel to the Company, Seward & Kissel LLP, at 212-574-1200.

Very truly yours,

WESTERN ACQUISITION VENTURES CORP.

By:	/s/ James Patrick McCormick
James Patrick McCormick
Chief Executive Officer

cc:	Keith J. Billotti

Randolf W. Katz